Filed by Alcan Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933,
                             as amended, and deemed filed pursuant to Rule 14d-2
                             of the Securities Exchange Act of 1934, as amended.

                                                  Subject Company: Pechiney
                                                   Registration Statement No. 333-106851
                                                              Date: September 12, 2003

Further information

Alcan has filed with the Securities and Exchange Commission a registration statement to register the Alcan Common Shares to be issued in the proposed transaction, including related tender/exchange offer materials. Investors and Pechiney securityholders are urged to read the registration statement and related tender/exchange offer materials (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and Pechiney securityholders may obtain a free copy of the registration statement and related tender/exchange offer materials (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov and Pechiney securityholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Alcan.

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of Pechiney, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to a prospectus and related materials that Alcan expects to send to Pechiney securityholders. These securities may not be sold, nor may offers to buy be effected prior to the time the registration statement becomes effective. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statement

Certain statements made in this communication are forward-looking statements. Although Alcan's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forwardlooking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed under "Cautionary Statement Concerning Forward-Looking Statements " and "Risk Factors" in the preliminary prospectus included in the registration statement we have filed with the SEC in connection with our proposed offer for certain securities of Pechiney. See the previous paragraph for information about how you can obtain a free copy of the registration statement.

Press Release	A

FOR IMMEDIATE RELEASE

Alcan's Revised Offer Recommended

by Pechiney's Board of Directors

Board Confirms Alcan's Offer Best Value Alternative

Montreal, Canada - September 12, 2003 - Alcan Inc. (NYSE, TSX: AL) today announced that the Board of Directors of Pechiney recommended a revised mixed cash/share offer of up to €48.50 per Pechiney share, consisting of €47.50 per share plus a €1 per share supplement if the tender results reach more than 95% of capital and voting rights of Pechiney.

"This is the best value alternative for Pechiney and Alcan", declared Travis Engen, President and Chief Executive Officer of Alcan Inc. "We're delighted that Pechiney's Board of Directors has determined that our offer was in the best interests of its shareholders and employees and has recommended it. This decision confirms a long held view that this combination of Alcan and Pechiney presents the strongest industrial and business opportunity for Pechiney stakeholders."

The terms of the revised offer, described on the attachment to this press release, are subject to approval by the Conseil des Marchés Financiers -CMF- (France).

The revised offer is conditional on a more than 50% acceptance level and on "Phase I" approval by the competition authorities in the European Union and in the United States.

Alcan will be filing the revised offer with the securities regulators by Tuesday, September 16th 2003.

Alcan is a multinational, market-driven company and a global leader in aluminum, packaging, and recycling with 2002 revenues of US$12.5 billion. With world-class operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, Alcan is well positioned to meet and exceed its customers' needs for innovative solutions and service. Alcan employs 54,000 people and has operating facilities in 42 countries.

Pursuant to article 7 of the COB Regulation no. 2002-04, this press release was remitted to the (French) Commission des opérations de bourse prior to its release.

Media contact	Investor contact
Joseph Singerman	Corey Copeland
+1 514 848-1355	+1 514 848-8368

AMENDED TERMS OF THE OFFER

Pechiney Ordinary Shares/Bonus Allocation Rights (for 10 rights)/ADS (2):
Pure Mixed Cash and Share Public Offer - no subsidiary cash or share offers.
Cash: €24.60 per Pechiney share, subject to increase as described below.

Alcan shares: €22.90 in Alcan shares per Pechiney share; each Alcan share will be valued at the greater of (x) €27.40 or (y) the volume-weighted average of the Alcan stock price on the New York Stock Exchange for 10 trading days chosen at random from the 30 trading days ending the 6th trading day prior to end of the acceptance period (with each day's price expressed in euros based on the $/€ exchange rate for the same 10 trading days);

On the date that the value of the Alcan shares for purposes of the Offer is set and publicly announced, i.e., 5 trading days prior to the end of the Offer period, Alcan may, at its discretion and subject to the consent of the sponsoring banks to the Offer, choose to replace any portion of the Alcan share consideration component with cash in an amount equal to the value of the Alcan shares so replaced determined on the same basis.

Pechiney OCEANEs:

Cash: €83.40 per Pechiney OCEANE, subject to increase as described below.

Increase in Offer Price:

If the Offer is successful and more than 95% of Pechiney's share capital and voting rights on a fully diluted basis are tendered in the Offer (including any reopened offer pursuant to Article 5-2-3-1 of the CMF Regulation), Alcan will provide all Pechiney shareholders that have tendered their shares with an additional €1 in cash per tendered share. In this event, Alcan will provide each holder of Pechiney OCEANE tendering OCEANEs an additional €0.40 per tendered OCEANE.